Exhibit 99.6

Arris Resources Inc.

1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4

Telephone: 604-687-0879     Fax: 604-408-9301

NEWS RELEASE	FOR IMMEDIATE RELEASE

ARRIS RESOURCES PURCHASES MINERAL

CLAIMS IN ATLIN MINING DISTRICT

VANCOUVER, British Columbia, Canada /November 10, 2008/ -- Arris Resources Inc. ("Arris Resources") is pleased to announce that it has entered into an asset purchase and sale agreement to purchase from a British Columbia private company twenty-two mineral claims located approximately 30 miles northeast of Atlin, British Columbia in the Atlin mining district for aggregate consideration of US$250,000.

The twenty-two mineral claims cover approximately 15,000 acres and are located near the Gladys Lake molybdenum occurrence (discovered in the late 1960s). The molybdenum occurrence is similar to the occurrence at Adanac’s Ruby Creek project. Adanac’s project is located approximately 15 miles northeast of Atlin in northern BC.

Arris Resources' President Lucky Janda stated:  "Arris Resources looks forward to utilizing its consulting geologists and mining engineers to complete its evaluation of the twenty-two mineral claims and determine the feasibility for further development of the claims."

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Lucky Janda
President

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of Arris Resources with respect to its performance, business and future events.  All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of Arris Resources, are forward-looking statements.  All forward-looking statements involve various risks and uncertainties.  There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements.  Important factors that could cause actual results to differ materially from Arris Resources' expectations include, without limitation, fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs; production estimates and estimated economic return; uncertainties involved in disputes and litigation; the need to obtain additional financial to develop properties and uncertainty as to the availability and terms of future financings; actions by government authorities, including changes in government regulation; the potential need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of Arris Resources' properties; the possibility of adverse developments in financial markets generally; future decisions by management in response to changing conditions; the possibility of delay in permitting, exploration, development or construction programs; uncertainties as to permit and approval requirements and meeting project milestones; the ability to execute prospective business plans; natural phenomena; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Arris Resources does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.